Exhibit 99.1

Enerplus to Report Fourth Quarter and Full-Year 2018 Results February 22

CALGARY, Jan. 15, 2019 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) will be releasing operating and financial results for the fourth quarter and full-year 2018 prior to market open on Friday, February 22nd, 2019. A conference call hosted by Enerplus' President & CEO, Ian C. Dundas, will be held at 9:00 AM MT (11:00 AM ET) to discuss these results. Details of the conference call are as follows:

Fourth Quarter & Year-End 2018 Results Live Conference Call

Date:	Friday, February 22, 2019
Time:	9:00 AM MT (11:00 AM ET)
Dial-In:	587-880-2171 (Alberta)
1-888-390-0546 (Toll Free)
Conference ID:	58121297
Audiocast:	https://event.on24.com/wcc/r/1909686/E4770801B2052FD2C6F7BC8B25C2B413

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A telephone replay will be available for 30 days following the conference call and can be accessed at the following numbers:

Dial-In:	416-764-8677
1-888-390-0541 (Toll Free)
Passcode:	121297 #

Electronic copies of our 2018 interim and year-end MD&A and Financial Statements, along with other public information including investor presentations, are available on our website at www.enerplus.com. Shareholders may request a hard copy of Enerplus' complete audited financial statements at any time free of charge. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

About Enerplus

Enerplus is an independent North American exploration and production company focused on creating long-term value for its shareholders through a disciplined capital allocation strategy and a commitment to safe, responsible operations.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

SOURCE Enerplus Corporation

View original content: http://www.newswire.ca/en/releases/archive/January2019/15/c4057.html

%CIK: 0001126874

For further information: ENERPLUS CORPORATION, The Dome Tower, Suite 3000 333 - 7th Avenue SW Calgary, Alberta, T2P 2Z1, T. 403-298-2200, F. 403-298-2211, www.enerplus.com

CO: Enerplus Corporation

CNW 06:00e 15-JAN-19